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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PVF Capital Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
693654 10 5
(CUSIP Number)
Umberto P. Fedeli,
The Fedeli Group,
5005 Rockside Road, Suite 500,
Independence, OH 44131,
(216) 328-8080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 19, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693654 10 5	Page	2	of	7

1	NAMES OF REPORTING PERSONS Umberto P. Fedeli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		388,800(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		388,800(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

388,800(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 7,000 Shares owned by the Fedeli Family Charitable Foundation.
(2) Includes 1,000 Shares owned by Mr. Fedeli’s wife’s IRA, for which Mr. Fedeli disclaims beneficial ownership.

CUSIP No.	693654 10 5	Page	3	of	7
Item 1. Security and Issuer.
     This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank (“Park View”), which has its principal executive offices at 30000 Aurora Road, Solon Ohio 44139.
Item 2. Identity and Background.
     (a) This Schedule 13D is being filed by Umberto P. Fedeli for the purpose of reporting acquisitions of Shares of the Company.
     (b) The business address of Mr. Fedeli is 5005 Rockside Road, Suite 500, Independence, Ohio 44131.
     (c) Mr. Fedeli’s principal occupation is president and chief executive officer of The Fedeli Group, an insurance brokerage and consulting firm located at 5005 Rockside Road, Suite 500, Independence, Ohio 44131.
     (d) Negative with respect to Mr. Fedeli.
     (e) Negative with respect to Mr. Fedeli.
     (f) Mr. Fedeli is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by Mr. Fedeli were acquired for the aggregate purchase price of approximately $711,585 (excluding commissions) with a combination of Mr. Fedeli’s personal funds and margin debt from Ancora Securities Inc. (“Ancora Securities”). Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Ancora Securities has a lien on certain of the Shares reported herein as having been acquired by Mr. Fedeli.
Item 4. Purpose of Transaction.
     On September 24, 2007, Mr. Fedeli filed Amendment No. 5 to his original Schedule 13D dated June 4, 2004 reporting that because of then recent open market sales he had ceased to be the beneficial holder of more than five percent of the Shares. Mr. Fedeli sold a substantial portion of the Shares he held after the Company announced the proposed merger of the Company with and into United Community Financial Corp. (“United Community”). Subsequent to the announcement, the price of the Shares rose, and Mr. Fedeli believed he received reasonable value for the Shares he sold.
     On December 17, 2007, the Company and United Community announced that the Office of Thrift Supervision (the “OTS”) had notified United Community that the OTS had suspended processing United Community’s application for the approval of the proposed merger. The

CUSIP No.	693654 10 5	Page	4	of	7
announcement also stated that the Company and United Community did not expect the proposed merger could be completed before the end of the first quarter of 2008. Following the announcement of the delay in the closing of the proposed merger, the stock price of the Company fell significantly.
     Mr. Fedeli began repurchasing Shares after the announcement of the delay because he believes that, at the prices at which the Shares were purchased, the Shares were a good value based on the price of the Shares relative to the book value of the Company and other measures.
     Under the Company’s merger agreement with United Community, if the merger has not closed after March 31, 2008, either the Company or United Community may terminate the agreement at any time, as long as the failure to close the agreement was not caused by a breach of the agreement by the terminating party. Mr. Fedeli anticipates that the proposed merger will not proceed and that the merger agreement will be terminated after March 31, 2008.
     In the event the proposed merger is terminated, Mr. Fedeli believes that the Company must employ one of two alternatives to maximize value for the Company’s shareholders. The Company must commence immediately the search for a new strategic partner to merge with the Company in a transaction that would provide value to all of the Company’s shareholders. Alternatively, in the absence of a strategic partner, the Company must make changes to its board and management team to focus on and maintain its presence as a community bank, a presence that is vital in light of the current banking environment in Northeast Ohio. Mr. Fedeli has long preferred the alternative of seeing the Company remain as a strong, independent community banking organization to seeing the Company merge itself out of existence. Mr. Fedeli has previously indicated in his prior Schedule 13D filings that the Company has a loyal customer base, established branch network, dedicated employees and, potentially, a tremendous future.
     With new board and management strength, Mr. Fedeli believes the Company can improve its franchise and achieve the goal of significantly increasing shareholder value. As previously disclosed in his prior Schedule 13D filings, Mr. Fedeli continues to encourage the Company to seek other sources of revenue beyond its traditional home mortgage lending base, which would enable the Company to reduce its exposure to interest rate sensitivity. Mr. Fedeli has suggested that the Company concentrate on the following product areas for expansion:
•	Commercial lending;

•	Asset management/investments and a trust department;

•	Niche products that can be cross-marketed, such as title insurance, credit life insurance and other ancillary insurance products and services; and

•	Affinity group marketing.
Mr. Fedeli has encouraged the Company to retain senior management experienced in these expanded business lines. He expects that the current management of the Company, including John R. Male, the Company’s chairman and CEO, will act in the best interests of the Company and its shareholders and seek the alternative that accomplishes the goal of significantly

CUSIP No.	693654 10 5	Page	5	of	7
increasing shareholder value. Mr. Fedeli may contact management and members of the Board to further express his concerns and plans.
     Other than as set forth in this Item 4 and pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, Mr. Fedeli has no plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or Park View;
     (ii) the sale or transfer of a material amount of assets of the Company or Park View;
     (iii) a change in the present board of directors or management of the Company;
     (iv) a material change in the present capitalization or dividend policy of the Company;
     (v) a material change in the business or corporate structure of the Company;
     (vi) a change to the articles of incorporation, or code of regulations of the Company, or an impediment to the acquisition of control of the Company by any person;
     (vii) the delisting from the Nasdaq Capital Market of the Shares;
     (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     Mr. Fedeli reserves all of his rights to buy additional Shares, to sell the Shares he owns and, in the absence of action by the Company, to cause the Company to seek the best alternative to maximize shareholder value. As may be required, Mr. Fedeli will contact the OTS to provide notice or seek approval if he takes any actions requiring such notice or approval. Further, subject to applicable laws and regulations, Mr. Fedeli may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,773,823 Shares outstanding.
     Mr. Fedeli beneficially owns a total of 388,800 Shares, or 5.0% of the outstanding Shares, which includes 380,000 Shares owned individually, 7,000 Shares owned by the Fedeli Family Charitable Foundation (the “Foundation”), of which Mr. Fedeli is the president, and 1,000 Shares owned by his wife’s IRA. Mr. Fedeli disclaims beneficial ownership of the shares owned by his wife’s IRA.
     (b) Mr. Fedeli has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares held by him individually. As president of the

CUSIP No.	693654 10 5	Page	6	of	7
Foundation, Mr. Fedeli has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares held by the Foundation.
     (c) In the past sixty days, Mr. Fedeli purchased 70,800 Shares in open market transactions as set forth below:

		Approximate Per Share Price (Excluding
Date	Number of Shares	Commissions)

3/19/2008	7,800	$10.00
3/10/2008	3,500	$9.96
3/07/2008	8,000	$9.97
2/27/2008	4,000	$10.47
2/13/2008	10,000	$10.01
2/11/2007	5,500	$10.00
2/08/2007	1,000	$10.15
2/07/2008	12,000	$9.72
1/25/2008	4,000	$10.34
1/24/2008	15,000	$10.25
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Mr. Fedeli is aware that Ancora Securities, a registered broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, and certain of its affiliates hold Shares. Mr. Fedeli is an investment client of Ancora Securities. Mr. Fedeli has no beneficial interest in any Shares held by Ancora Securities or its affiliates, other than the Shares described in this Schedule 13D, which are held by Ancora in Mr. Fedeli’s investment account, the Foundation’s account or Mr. Fedeli’s wife’s IRA (for which Mr. Fedeli disclaims beneficial ownership). Other than because Mr. Fedeli’s Shares are held at Ancora, Mr. Fedeli has no contracts, arrangements, understandings or relationships with Ancora Securities or any of its affiliates with respect to the Shares, and disclaims membership in a group with Ancora Securities or any of its affiliates.

Item 7.	Material to be Filed as Exhibits.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2008	/s/ Umberto P. Fedeli
Umberto P. Fedeli